SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Mathiasen, Raymond L. (Last) (First) (Middle) 3820 State Street (Street) Santa Barbara, CA 93105 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Tenet Healthcare Corporation THC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           EVP & Chief Accounting Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				57,819	I	By Trust

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Mathiasen, Raymond L. - December 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
2002 B Option (Right to Buy)	$17.56	12/10/2002	A |	(A) 150,000	(1) | 12/10/2012	Common Stock - 150,000		150,000	D
1996 A Option (Right to Buy)	$13.92				Vest Ratably | 01/23/2006	Common Stock - 79,200		79,200	I	By Trust
1997 A Option (Right to Buy)	$16.50				Vest Ratably | 01/28/2007	Common Stock - 90,000		90,000	I	By Trust
1997 B Option (Right to Buy)	$22.04				Vest Ratably | 12/02/2007	Common Stock - 93,000		93,000	I	By Trust
1998 B Option (Right to Buy)	$19.96				Vest Ratably | 12/01/2008	Common Stock - 97,500		97,500	I	By Trust
1999 C Option (Right to Buy)	$11.12				Vest Ratably | 07/28/2009	Common Stock - 120,000		120,000	I	By Trust
2000 B Option (Right to Buy)	$27.21				Vest Ratably | 12/05/2010	Common Stock - 150,000		150,000	I	By Trust
2001 D Option (Right to Buy)	$40.41				Vest Ratably | 12/04/2011	Common Stock - 165,000		165,000	I	By Trust

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Raymond L. Mathiasen Page 2 SEC 1474 (3-99)

Mathiasen, Raymond L. - December 2002
Form 4 (continued)
FOOTNOTE Descriptions for Tenet Healthcare Corporation THC

Form 4 - December 2002

Raymond L. Mathiasen
3820 State Street

Santa Barbara, CA 93105
Explanation of responses:

 (1)   These options vest four years from the grant date but are subject to accelered vesting. One-third of the options will vest one year from the grant date if the stock price has reached $24 or above and has been at that price level for 20 consecutive trading days. If the stock price is below that level, then one-third of the options will vest at any time after the first anniversary that the stock price is at least $24 and has been so for at least 20 consecutive trading days. An additional one-third of the options will vest two years from the grant date if the stock price has reached $27 or above and has been at that price level for 20 consecutive trading days. If the stock price on the second anniversary is below that level, then the additional one-third of the options will vest at any time after the second anniversary that the stock price is at least $27 and has been so for at least 20 consecutive trading days. The remaining one-third of the options will vest three years from the grant date if the stock price has reached $30 or above and has been at that price level for 20 consecutive trading days. If the stock price on the third anniversary is below that level, then the remaining one-third will vest at any time after the third anniversary that the stock price is at least $30 and has been so for at least 20 consecutive trading days.

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